News Release

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

SilverCrest Mines Announces CAD$30.0 Million Bought Deal Common Share Financing

VANCOUVER, B.C – April 27, 2011 – SilverCrest Mines Inc. (TSXV:SVL) (“SilverCrest” or the “Company”) is pleased to announce that it has entered into an agreement with a syndicate of underwriters co-led by Canaccord Genuity Corp. and Jennings Capital Inc. (the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis pursuant to a short form prospectus, 18,750,000 common shares (the “Common Shares”) of the Company at a price of CAD$1.60 per Common Share for gross proceeds of CAD$30,000,000 (the “Underwritten Offering”). In addition, the Company has granted the Underwriters an option to purchase additional Common Shares at the Offering price to raise additional gross proceeds of up to 15% of the Offering (the “Over-Allotment Option”), exercisable for a period of up to 30 days after the closing date (the “Over-Allotment Option”, and together with the Underwritten Offering, the “Offering”).

The Underwriters will receive a cash fee on the sale of the Common Shares equal to 6% of the gross proceeds raised, and broker warrants (“Broker Warrants”) equal to 6% of the Offering. Each Broker Warrant shall be exercisable for one common share of the Company at a price of CAD$1.60 at any time up to 24 months after closing.

The proceeds from the Offering are expected to be used by the Company to finance commencement of the Santa Elena Expansion Project, exploration and development of its other properties in Mexico, and for general working capital and corporate purposes.

Closing of the Offering is anticipated to occur on or before May 17, 2011 and is subject to certain conditions including, but not limited to, the completion of satisfactory due diligence by the Underwriters and the receipt of applicable regulatory approvals including approval of the TSX Venture Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or the securities laws of any state of the United States and may not be offered or sold within the United States or to, or for the account or the benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

SilverCrest Mines is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150km northeast of Hermosillo, near Banamichi in the State of Sonora, Mexico. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should produce an average of approximately 800,000 ounces of silver and 30,000 ounces of gold per full production year from the open-pit heap leach operation.

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company’s control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

     “J. Scott Drever”

J. Scott Drever, President
SILVERCREST MINES INC.

Contact:	Fred Cooper
Telephone:	(604) 694-1730 ext. 108
Fax:	(604) 694-1761
Toll Free:	1-866-691-1730
Email:	info@silvercrestmines.com
Website:	www.silvercrestmines.com
Suite 501 – 570 Granville Street
Vancouver, BC Canada V6C 3P1

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